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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2002


                            AETERNA LABORATORIES INC.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F                Form 40-F  X
                       -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

              Yes             No  X
                 -----          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

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                                  EXHIBIT INDEX


EXHIBIT DESCRIPTION                                                       Page

1.     AEterna's Second Quarter Results - Q2 2002

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AETERNA LABORATORIES INC.


Date:  July 18, 2002                   By:  /s/ Claude Vadboncoeur
     ---------------                      ------------------------------------
                                          Claude Vadboncoeur
                                          Vice President, Legal Affairs and
                                          Corporate Secretary